Exhibit 20(i)

                                  [Letterhead]

December 16, 2003

Dear Stockholder:

We trust that this holiday season finds you and yours in good health and spirits. As the end of the year approaches, we wish to share good tidings and to update you on events of the past few months.

Your company held its annual stockholders' meeting on August 6, 2003. At the meeting all of the board's recommended proposals were adopted. However, this was not without contention from a minority group of shareholders. This letter is an effort to communicate better with and provide more information to our shareholders to avoid such unnecessary conflict in the future. In addition, the purpose of this communication is to provide you with an update on management's current and future activities and address the issues raised at the shareholders' meeting to ensure you understand the full picture.

The document is in two parts, this cover letter and a reference document. The cover letter summarizes and highlights the points which your board feels are most relevant. The reference document provides further insight and detail and additional information into certain allegations and potentially misleading statements made to you by the dissident group. This group, referred to as the "Dissidents," includes Steve Abboud ("Steve"), Don Lisa ("Lisa"), and Kerri Allender ("Allender").

PART I: MANAGEMENT UPDATE

     1. Current Update. The company has made great strides since Bryan Abboud was appointed CEO. Our major management initiatives, challenges, and 2002 company performance are thoroughly outlined in the reference document, sections 1 and 2. Unfortunately, our stock price has not increased in stride with these accomplishments and 2003 will be an unattractive year financially. This is primarily a result of pressures on the industry as a whole (see Section 2c in the Reference Document for more detail), our ongoing legal battle with Steve Abboud and limited profitability.

     2. Future Steps. In addition to the management initiatives being implement as outlined in Section 1 of the Reference Document,

          a. The company will continue to push its case against Steve to trial. Our primary goal is to recover the stock we consider fraudulently issued and other damages resulting from Steve's actions as CEO. This complaint has recently been amended to include what we view as additional harmful acts performed by Steve while gathering and voting proxies against your management team. Based upon the merits of the case, the company believes its action against Steve will be successful.

          b. The company is considering a suit against all the Dissidents. This is to recover damages suffered through i) the significant increase in legal expenses and other resources necessary in response to their withdrawn Colorado actions, ii) depression of the stock price as a result of these actions, and iii) loss of our licensee's confidence that we can avoid being taken over by a management in which they lack confidence. Our legal costs will escalate if the dissidents continue to aid Steve's defense (see
               Section 6b in the Reference Document for more detail).

PART II: SHAREHOLDER MEETING ISSUES

A. Shareholder's Meeting Issues and Responses. The Dissidents attempted to unseat your current board including the company's founder and CEO, Bryan Abboud (see Sections 5d through 5f in the Reference Document for more detail). We believe a number of our shareholders may have been misinformed about how the company is being managed and operated. At the shareholder meeting and when soliciting proxies, the Dissidents made inaccurate and misleading statements, some of which may be in violation of SEC rules. The 8 issues listed below are an overview of specific statements made by one or all of the Dissidents and your board's response (see Section 4 in the Reference Document for more detail).

     1. Your leadership team "has been extremely ineffective in promoting the company." Their claim focuses on the lack of stock promotion as the cause of our low stock price. In reality, Global's unattractive stock performance is primarily a result of the industry shakeout from the collapse of the dot com frenzy and the current negative view of the stock market towards our industry. Management considers spending resources on stock promotion schemes at this time will not have any long-term benefit to our company value.

     2. "The plusses to Global's bottom line were achieved by pushing expenses out of 2002 and into 2003 and we (the Dissidents) will prove that." By making this statement, the Dissidents have accused corporate officers of a criminal act. They presented no evidence to support these accusations. The company and its auditors stand behind the SEC filed reports.

     3. "Promising economies of scale or scalability since 1999 which have never been achieved." This statement reveals a lack of understanding of the computer software industry, what these terms mean and how they are related. Scalability is a matter of degree that all computer related companies must constantly work on as volumes increase and applications and technologies change.

     4. The company "lost (over a 3 year period) $2.48 million through marketing services". This statement is false as evident in our audited SEC financial filings.

     5. The company has "wasted many hundreds of thousands of dollars on legal fees by conducting vendettas against shareholders Steve Abboud and James Angelakis." Your board would not be fulfilling its fiduciary responsibilities if we did not act on the results of initial investigations, which indicated illegal activities; the intent is to protect the interests of all shareholders. Specifically,

          a. Your company is attempting to recover damages we view as resulting from Steve's activities while he was the company's CEO. Specifically we are seeking damages resulting from what we believe was illegally issued stock, fraud, multiple breaches of fiduciary responsibility to Global, and other acts. If you are not familiar with the lawsuit against Steve you may review a summary in the attached or contact our office for a copy. Section 14 provides some additional levels of detail behind our legal position against Steve.

              b. James Angelakis, a former employee, is under investigation for passing company confidential information and assets to outsiders and theft of trade secrets.

     6. Steve has told some shareholders that if he loses his legal case they will lose their stock. We believe this is intended to coerce shareholders to sympathize with his position against the company. Unless you were involved with Masadi Financial Services (not Masadi Resources), Travina, SSI, or other companies that Steve Abboud controls, you are not a subject of this legal action. No stock recovery actions are planned beyond the transactions involving these companies.

     7. Steve has made a recent public statement that your company is losing money and will go bankrupt. Global was the only public company in our sector to achieve profitability for each of the last 3 years. Although 2003 will be a net loss year, there has been no supporting data or facts to validate such claims.

     8. The Dissidents have asserted various erroneous claims regarding the relationship between IGW and its largest licensee. Some assertions (and our rebuttal) are included below (see section 6b for more):

          a. "The largest licensee's original contract called for 70% of net win in perpetuity". The contract that is refernced here was in the company's files during the tenure of both Steve and Lisa; its life was 7 years; therefore it was not in perpetuity.

          b. "The new contract to resolve the huge licensee's receivable was unfair to the stockholders". A committee of eight stockholders reviewed the agreement under a confidentiality agreement and signified in writing that the agreement was fair and reasonable. Primarily because of this contract your company was able to pay down the significant short-term, high interest loan commitments established by Steve Abboud.

          c. "Once [the Dissidents] obtain control of the company, the contract will be revised back to its original state." This would not be possible, as we have a legally executed and enforceable contract with this licensee; any attempt to unilaterally revise it would be contrary to the provisions of contract law and may lead to the licensee using another software provider.

B. Issues Subsequent to the Shareholder's Meeting. The following items have occurred since the shareholder's meeting.

     1. The Dissidents filed a Temporary Restraining Order (TRO) in the Colorado Federal Court. In their filing they claimed, among other things, that the election was fraudulent and they asked the court to immediately remove the board and the management team and call for a new election. Although the court did not rule on the validity of the election, it refused to grant the TRO and dismissed the request with the admonishment to the Dissidents to "stop wasting the court's time" (see section 11a).

     2. Steve Abboud very recently answered the claims in our suit and has counter sued your company seeking in part the following:

          a. He challenged the validity of the elections from the 2002 shareholder's meeting and is again seeking a temporary restraining order to prevent the board from meeting.

          b.   He is calling for a new election

          c. He is claiming that the company's largest customer is wholly owned asset of the company and suggests placing that company on the market for sale against competitive bids.

          d.   He is asking for compensatory damages of at least $50,000,000.

          These actions are costly and have been major distractions for the management team, the board and even employees who have been solicited by the Dissidents to assist in their efforts against the company.

          The official results of the election were as follows: 4.3 to 4.7millon votes for the incumbent directors and 3,082,864 votes for each and every one of the seven nominees on the alternate slate of the Dissidents. The results were submitted by our Inspector of Elections, Kevin Woltjen, and reviewed by another independent attorney, C. M. Melton, a specialist in Colorado law and corporate governance matters.

C. Relevant History on the Dissidents. The section below is an overview of who the Dissidents are and what role they play.

     1. Steven Abboud. There are some interesting facts surrounding Steve Abboud's involvement in the company. Lisa has stated that Steve, "from the start had only the best interests of the company at heart." Sections 5e and 14 of the Reference Document provide more detailed facts concerning Steve's historical role in the company. Although the items below are only highlights, these facts may be contrary to some public statements he has made:

          a. He misrepresented his beneficial ownership to shareholders. He carved out for himself, his girlfriend, and the companies in which he had a beneficial interest, over 30% of the company. That amount of stock had a value of over $1.4 million, based on what was paid by initial outside investors after the merger with IGW. He did not inform many of the potential stockholders, nor the SEC, of the amount of his stock ownership.

          b. He did not raise the amount of money claimed; moreover, much of it was not equity but high interest, short-term loans that have been a drag on your company's performance. Only $694,000 ever reached IGW, the revenue producing, operational and sales arm of the company, whereas the rest ($1.2million) was spent on stock promotion, unreasonable and undocumented expenses, and administrative salaries.

          c. He did not resign from Global "voluntarily" as he would lead you to believe. One of the board members present at the time stated he was forced out "kicking and screaming" from his positions and the company had to give him an onerous exit agreement to get him to resign.

     2. Donald Lisa. Lisa served as CEO for almost a year in 2001. Shortly after resigning in December 2001, Lisa submitted a series of 36 allegations against the board and management; they included almost all of the allegations previously made by Steve. To address these allegations, the company organized a Stockholder's Review Committee who found almost all of the allegations to be inaccurate and/or without substance. Lisa was also instrumental in the proxy actions taken in 2001 and again this year (see Section 8 in the Reference Document for more detail).

          As a point of information, Lisa was very aggressive in making sure Steve's role in the company was eliminated in 2001. Since then, he has reversed his position and now is in full support of Steve's position. We have speculated as to the reason for this reversal in section 5f of the Reference Document.

     3. Kerri Allender. Allender met with one of our directors the night before the stockholders' meeting and attempted to mediate a settlement. Allender also indicated that she was in a position to fund a vigorous defense on Steve's behalf. The board reviewed the proposed settlement and found that it did not benefit the company and the shareholders and was appropriately rejected.

Please accept our apologies for the length of this letter and the Reference Document. Your board feels that, in an attempt to gain your confidence, the facts must be spelled out to rebut the many incorrect and misleading assertions we believe have been made by the Dissidents. As a result of this communication, if you believe that the Dissidents may have misled you, the company asks you to stop supporting them. If you would like to discuss any related issues in this letter, please feel free to contact any member of the board.

Sincerely,




The Board of Directors of Global Entertainment Holdings/Equities, Inc. Bryan Abboud
James Doukas
Tom Glaza
Dave Stein